

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

Mr. Brian Baker
President
J.P. Morgan Chase Commercial Mortgage Securities Corp.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> **Re: J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5**
> **J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6**
> **J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX**
> **Form 10-D**
> **Filed July 25, 2013**
> **File No. 333-165147-01, File No. 333-165147-02 and File No. 333-165147-03**

Dear Mr. Baker:

We have reviewed your response dated September 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX

1. We note your statement that "most of the accounts typically" have a zero balance at the beginning and ending of the related collection period. To the extent that any of the balances of the transaction accounts will be not be reduced to zero during each distribution period, this information appears to be material and therefore should be disclosed in the Form 10-D. Please confirm that you will disclose the balances of those transaction accounts in future filings if balances will not always be reduced to zero or tell us supplementally why a non-zero balance would not be material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

CC: Michael Gambro